                                December 7, 2004

VIA EDGAR and OVERNIGHT DELIVERY

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: Premium Standard Farms, Inc. Registration Statement on Form S-1, filed April 30, 1997 (File No. 333-26239)

Dear Mr. Owings:

      Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), Premium Standard Farms, Inc. (the "Company") hereby requests the withdrawal, effective immediately, of the registration statement on Form S-1 filed by the Company with the Securities and Exchange Commission (the "Commission") on April 30, 1997, as amended by Amendment No. 1 filed with the Commission by the Company on July 1, 1997, together with all exhibits filed therewith (the "Registration Statement"). The Company has determined not to proceed with the offering by the Selling Securityholders named in the Registration Statement. The Selling Securityholders have not sold any of the securities covered by the Registration Statement.

      Each of the other registrants under the Registration Statement, PSF Holdings, L.L.C. and Princeton Development Corp., have ceased existence, and therefore are unable to execute this request for withdrawal.

      If you have any questions regarding this application for withdrawal, please contact Craig L. Evans (816-474-6550) of Shook, Hardy & Bacon L.L.P.

                                       Sincerely,

                                       PREMIUM STANDARD FARMS, INC.

                                       By: /s/ Stephen Lightstone
                                           -----------------------------------
                                           Name:  Stephen Lightstone
                                           Title: Executive Vice President/CFO